Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ProPetro Holding Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74347M108

(CUSIP Number)

November 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347M108	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons New SCS Spur Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,116,888
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,116,888

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,116,888
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO

CUSIP No. 74347M108	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons SCS Spur, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,116,888
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,116,888

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,116,888
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO

CUSIP No. 74347M108	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons LR-Permian Wireline Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,116,888
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,116,888

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,116,888
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 74347M108	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons Lime Rock Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,116,888
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,116,888

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,116,888
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 74347M108	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons Lime Rock Partners GP VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,116,888
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,116,888

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,116,888
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 74347M108	Schedule 13G	Page 6 of 11

1	Names of Reporting Persons LRP GP VIII, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,116,888
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,116,888

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,116,888
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person CO

CUSIP No. 74347M108	Schedule 13G	Page 7 of 11

ITEM 1.	(a)	Name of Issuer:

ProPetro Holding Corp. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

1706 S. Midkiff
Midland, Texas, 79701

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

New SCS Spur Holdco, LLC (“Spur Holdco”),
SCS Spur, LLC (“SCS Spur”),
LR-Permian Wireline Holdings, L.P.,
Lime Rock Partners VIII, L.P. (“LRP VIII”),
Lime Rock Partners GP VIII, L.P., and
LRP GP VIII, Inc. (“GP Inc. VIII”).

	(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 1111 Bagby Street, Suite 4600, Houston, TX 77002.

	(c)	Citizenship of each Reporting Person is:

Each of Spur Holdco, SCS Spur and LR-Permian Wireline Holdings, L.P. is organized under the laws of the State of Delaware. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common stock (“Common Stock”).

	(e)	CUSIP Number:

74347M108

ITEM 3.

Not applicable.

CUSIP No. 74347M108	Schedule 13G	Page 8 of 11

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents the number of shares of Common Stock over which each Reporting Person has sole or shared voting or dispositive power as of November 1, 2022, based upon 114,554,085 shares of Common Stock outstanding as of November 1, 2022 as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 4, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
New SCS Spur Holdco, LLC	10,116,888	8.8%	0	10,116,888	0	10,116,888
SCS Spur, LLC	10,116,888	8.8%	0	10,116,888	0	10,116,888
LR-Permian Wireline Holdings, L.P.	10,116,888	8.8%	0	10,116,888	0	10,116,888
Lime Rock Partners VIII, L.P.	10,116,888	8.8%	0	10,116,888	0	10,116,888
Lime Rock Partners GP VIII, L.P.	10,116,888	8.8%	0	10,116,888	0	10,116,888
LRP GP VIII, Inc.	10,116,888	8.8%	0	10,116,888	0	10,116,888

Spur Holdco is the record holder of the shares of Common Stock reported herein.

Spur Holdco is a wholly owned subsidiary of SCS Spur. LRP VIII is the general partner of LR-Permian Wireline Holdings, L.P., which owns a majority of the equity interests of SCS Spur and has the ability to control voting and investment decisions by SCS Spur. GP Inc. VIII is the general partner of GP LRP VIII, which is the general partner of LRP VIII. GP Inc. VIII is managed by its board of directors, consisting of John Reynolds, Jonathan Farber and J. McLane. As a result of these relationships, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held directly by Spur Holdco, however, each of Messrs. Reynolds, Farber and McLane disclaim any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 74347M108	Schedule 13G	Page 9 of 11

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 74347M108	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022

New SCS Spur Holdco, LLC

By:	/s/ Greg Highberger
Name:	Greg Highberger
Title:	Managing Member

SCS Spur, LLC

By:	/s/ Greg Highberger
Name:	Greg Highberger
Title:	Managing Member

LR-Permian Wireline Holdings, L.P.

By:	/s/ Greg Highberger
Name:	Greg Highberger
Title:	Managing Member

Lime Rock Partners VIII, L.P.

By:	/s/ Susan Oswald
Name:	Susan Oswald
Title:	Chief Financial Officer

Lime Rock Partners GP VIII, L.P.

By:	/s/ Susan Oswald
Name:	Susan Oswald
Title:	Chief Financial Officer

LRP GP VIII, Inc.

By:	/s/ Susan Oswald
Name:	Susan Oswald
Title:	Chief Financial Officer

CUSIP No. 74347M108	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.